EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 29, 2024

Graze, Inc.

Up to $3,743,698.03 of Common Stock
which includes an aggregate $73,405.84 in Investor Fees

Graze, Inc, ("Graze", "Graze Robotics", the "Company," "we," "us", "Issuer" or "our"), is offering up to $3,743,698.03 worth of Common Stock, par value $0.0001 per share, of the Company (the "Securities" or "Shares") at a price of $1.63 per Share, which includes up to $73,405.84 in investor fees. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $5,099.19 (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by February 28, 2025 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 28, 2025. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and investors who have committed funds are provided notice five business days prior to the close.

Each investor must purchase a minimum of $1,000.82 (614 Shares). Additionally, investors will be required to pay an investor fee to the Company to help offset transaction costs equal to 2% per investment ("Investor Fee"), which makes the minimum investment total $1,020.84. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000.82 minimum investment amount per investor. The Company is expecting to use the collected Investor Fee towards offering costs. DealMaker Securities LLC (the "Intermediary") will receive commissions on the Investor Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through the Intermediary,. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C/A, dated November 29, 2024, and should not rely on previously filed Form C statements. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Graze Robotics is at the forefront of transforming the lawn care industry by developing autonomous lawn mowers. Our innovative solutions are intended to cater to both residential and commercial landscapes, emphasizing eco-friendliness and efficiency. By harnessing cutting-edge technology, we aim to redefine traditional landscaping practices, making them sustainable and advanced.

Strategy & Product

Graze Robotics' strategy is centered on pioneering advancements in autonomous lawn care technology. Our flagship G3 robotic lawn mower, equipped with advanced features like a 60-inch mowing deck, precision blades, and safety sensors, demonstrates our commitment to innovation and sustainability. A key highlight of our product innovation is the Ball Picker Attachment for Graze mowers, a ground-breaking tool designed to revolutionize golf course maintenance by enhancing efficiency and convenience. This addition underscores our effort to deliver comprehensive solutions that cater to specific industry needs, reinforcing our position as leaders in the outdoor power equipment sector. Our approach is supported by a focus on engineering excellence, strategic growth funding, manufacturing partnerships with Motivo, customer-centric initiatives, and stringent safety standards, driving us towards setting new benchmarks in the industry.

Competitors and Industry

Competitors

Graze Robotics stands out in the lawn care industry thanks to our unwavering focus on innovation, quality, and customer satisfaction. This commitment, combined with our achievements in engineering, manufacturing, and safety, sets us apart from both established gas-powered equipment manufacturers and newer electric and autonomous players. Furthermore, successful funding, strategic partnerships (including DFW Airport, Airfield Autonomy Initiative, CVG Airport, and RWE Energy), and industry recognition solidify our competitive edge and position us as leaders in the transition to sustainable and innovative lawn care solutions.
In the realm of competitive forces, Graze Robotics is poised uniquely against a backdrop of both established and emerging players:

- SCYTHE: Known for their electric mowers that are compatible with airfields and fairways, and equipped with GPS/RTK for precision navigation. While SCYTHE offers advanced technology, Graze Robotics leads with broader innovations that cater to a wider range of landscaping needs.
- Electric Sheep: Specializes in electric mowing solutions, positioning itself as a sustainable choice. However, Graze's comprehensive approach to innovation and customer engagement provides a more holistic value proposition.
- Greenzie: Features mowers with GPS/RTK capabilities, emphasizing precision in lawn care. Graze Robotics differentiates itself with a more diversified technological portfolio and a focus on customer-centric innovation.
- Husqvarna: A well-established name offering electric mowers with GPS/RTK. Graze Robotics stands out through its cutting-edge autonomous technology and a strong emphasis on eco-efficiency and safety.
- Renu Robotics: Focuses on electric mowing solutions, targeting the renewable energy sector. Graze's versatility and broad market appeal set it apart as a leader in autonomous lawn care technology.
- RC Mowers: Known for their airfield compatibility, they cater to a specific segment of the market. In contrast, Graze Robotics offers solutions that are not only compatible with airfields but also excel in various other environments, including commercial and residential areas.
- TORO: Offers fairway-compatible mowers, emphasizing their prowess in golf course maintenance. Graze Robotics extends its competitive power through innovative attachments like the Ball Picker, which further enhances its appeal to the golf industry while maintaining versatility across other sectors.

Industry

Graze Robotics operates within the vibrant outdoor power equipment sector, which spans residential and commercial lawn care, landscaping services, and green technology. This industry is experiencing a paradigm shift towards eco-friendly and autonomous solutions, driven by growing environmental awareness and technological advancements. Our engagement in this dynamic landscape is marked by continuous innovation, as demonstrated by our recognition at notable industry events and collaborations with major players like Motivo.

The Team

Officers and Directors

Name: Logan Fahey
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:

- **Position:** CEO & President, Director since March 2024
- **Service Dates:** June 2023 – Present

Responsibilities:

Logan Fahey serves as the Chief Executive Officer and President leading the Company into what we believe will be a new era of innovation, growth, and strategic leadership. Since assuming the CEO role in June 2023, Logan has been pivotal in focusing the Company on five strategic pillars: engineering self-sufficiency, re-capitalization for long-term sustainability, manufacturing success, customer success, and safety. His leadership has been instrumental in launching groundbreaking products and enhancing the Company's strategic position within the industry.

Other Business Experience (past three years):

- Logan Fahey is the President and CEO of Graze Robotics. With experience ranging from running a family office to social enterprise, to disrupting markets through technology innovation, Logan Fahey has built a unique and successful career as an entrepreneur and visionary.
- Logan started his career in 2012 managing the family office for PartsSource, the world's largest medical parts provider. He also headed the PartsSource foundation and ran the Company's real estate venture capital program, New Vista Ventures.
- In 2016, Logan founded Fahey Group, a holdings company, where he led the acquisition and transformation of Landmark Lawn and Garden Supply. Under his leadership, Landmark saw significant improvements, including a successful e-commerce launch that generated over $30 million in revenue.
- Logan's next venture was Robin Autopilot, a robotic lawn care company. Acquired as a distressed asset in 2019, Logan repositioned Robin as a Robotics-as-a-Service (RaaS) firm with a Software-as-a-Service component, turning it into a Husqvarna Venture.
- Now at Graze Robotics, Logan drives eco-efficient solutions for large-scale properties, focusing on engineering self-sufficiency, sustainability, manufacturing success, customer satisfaction, and safety.
- Logan actively participates in industry events, strategic collaborations, and community engagement. He also serves as a strategic advisor to Sensori Robotics, a board member,

governance chair, and executive committee member of the National Social Enterprise Alliance, and a board member and chair of Robin Autopilot Holdings.

Board Activity:

- Strategic advisor to the Board of Sensori Robotics
- Board member, governance chair, and executive committee member of the National Social Enterprise Alliance
- Board member and chair of the Robin Autopilot Holdings board

Name: Phil Duffy

Current Role:

- **Position:** Chief Operating & Product Officer (COO/CPO)
- **Dates:** March 2024 - Present

Responsibilities:

As the Chief Operating & Product Officer at Graze Robotics, Phil Duffy plays a critical role in driving the Company's strategic vision and operational excellence. He oversees the seamless integration of advanced robotics into Graze's product lines, ensuring that every innovation aligns with high standards of performance and reliability. Phil manages the operational aspects of the Company, optimizing supply chain logistics, enhancing production processes, and implementing rigorous quality control measures. His expertise is pivotal in aligning product strategies with organizational goals, ensuring that Graze Robotics maintains its competitive edge in a rapidly evolving industry. Phil's role requires a deep understanding of market trends and technological advancements, allowing him to drive product development and operational efficiency. His leadership fosters a culture of innovation and agility within the Company, balancing strategic vision with practical execution.

Other Business Experience (past three years):

Phil Duffy served as the Chief Product Officer at Embodied, Inc., a pioneering firm in Pasadena, California, known for its generative AI educational and healthcare robots. During his tenure, he led the product strategy for Moxie, an award-winning educational AI robot that supports child development and learning through evidence-based neurodevelopment techniques. His leadership resulted in 200% YoY consumer growth and the successful B2B launch of the product in education and healthcare markets. He also led various teams, including Product Management, Mobile App and Web Development, Clinical Research, and Business Development, focusing on user experience enhancements and new generative content delivery.

Phil has over 15 years of executive leadership experience, including 10 years in agile software management and 20 years in hardware development. His work at Brain Corp, where he served as Vice President of Product, was instrumental in growing the Company from a pre-revenue startup to a global leader in self-driving robotic technology, with over 25,000 commercial-grade robots deployed. He has also held key roles at Turtle Beach and WowWee, where he led product management and development efforts, achieving significant growth and market success.

Education:

- MBA, Business Administration and Management, General - Boston University Questrom School of Business
- Master of Business Administration - MBA, International Business - Donghua University
- Bachelor's degree, Industrial Design Engineering - University of Teesside

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk
As of December 31, 2023, the Company has not generated revenues. An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may

never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds, it will not succeed
The Company is offering Common Stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances

beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the Company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that the Intermediary, DealMaker Securities, instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel including our CEO, COO/CPO, Head of Software or Head of Manufacturing , or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

There is a possibility that we may not be able to continue as a "going concern"

We have concluded that there is an uncertainty about our ability to continue as a going concern, and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business, and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing, and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the Company.

Using a credit card to purchase shares may impact the return on your investment:
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 2% Investor Fee on your investment. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $1.63 plus a 2% Investor Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

We have a limited operating history upon which to evaluate our performance and have not generated any revenue.
We not generated any revenue or profits and may never achieve profitability.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a version of our core product that is ready for mass production.
We still have significant engineering and development work to do before we are ready to deliver a commercially viable version of our product that can be mass produced. We may be unable to

develop a version that can easily be replicated and put into mass production via contract manufacturing partners.

We will be required to raise additional capital in order to develop our technology and minimum viable product.
We will not be able to deliver a commercially viable version of our product to our corporate partners if we cannot raise debt or equity financing.

Our Company does not yet hold any full patents on any products or technology.
While we have filed provisional patent applications, we do not yet hold any full patents on our product, and so cannot guarantee that our product or technology is proprietary nor that it may be copied by another competitor. Because of this, our technology is not currently proprietary and could be copied by other companies.

We could be adversely affected by product liability, personal injury or other health and safety issues.
As with any commercial grade lawn mowing equipment, there are significant health and safety issues that could result from our product being used incorrectly in the market. This could subject our Company to liability due to personal safety or property damage issues.

Competitive technologies could limit our ability to successfully deploy our technologies.
We are a new entrant into the commercial landscaping market that is already full of a number of incumbents that have more financing and more operating history than we do. Our success is based on our ability to raise capital in order to achieve a minimum viable product and move into production. Other companies in the space have more resources than we currently do and may not need to rely on outside investment in order to complete with us.

Many of our competitors have more resources and greater market recognition than we do.
Because we are a new entrant to the commercial landscaping market, there are already a number of companies who have more resources and greater market recognition than we do. Because of this, we may face issues developing a product and technology that can compete with other players in the market. Additionally, many of our competitors have greater brand recognition and an existing set of customers that they will be able to leverage when launching competing technologies. We will be at a disadvantage as we are a new entrant with significantly less resources and minimal market recognition and penetration.

We plan to rely on third-party manufacturers for production at scale.
We will be leveraging contract manufacturers as we build up production scale. Because of this, we will have less control of our supply chain as we grow the business, which could affect our ability to meet customer demand. Additionally, we do not currently have any manufacturers in place, and will need to work to find these relationships before we can begin mass production.

Our Fourth Amended and Restated Certificate of Incorporation includes automatic conversion provisions covering the stock issued to our Founders.
Under the terms of our Fourth Amended and Restated Certificate of Incorporation our Class F Stock will convert into a class of preferred stock subject to the availability of a securities law exemption for the conversion. See "Securities Being Offered" for more information on these conversion terms. These conversion terms may incentivize certain purchasers to purchase shares directly from our founders or encourage our founders to provide advantageous terms to future investors, terms at which our founders will be able to participate in a limited capacity as well. As

such, there may be instances where conflicts could arise between the interests of our holders of Class F Stock and the interests of investors in this offering.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Amended and Restated Bylaws of the Company include a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Bylaws (the "Bylaws") require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Fourth Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Bylaws provide that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Bylaws, a court could rule that such a provision is inapplicable or unenforceable

Intermediary Affiliate Ownership
Dinosaur LLC, an affiliate of the Intermediary, is a minority holder of Company securities. It owns 1.73% of Series A Preferred Shares, fully diluted, which were not acquired but exchanged for services rendered.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's largest single holders of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Now Held	Class of Security Owned	% of Voting Power Prior to Offering
Future VC, LLC (Buck Jordan)	2,333,890	Preferred(1)	28%

(1) **The stockholder's ownership consists of 1,312,814 Class F shares and 1,021,076 Series A-1 preferred stock.**

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

• **Name:** Series A- 1st Round
Type of security sold: Series A Preferred Stock
Final amount sold: $4,174,921
Number of Securities Sold: 719,814
Use of proceeds: Research and Development
Date: December 3rd, 2019
Offering exemption relied upon: REG A

• **Name:** Series A – 2nd Round
Type of security sold: Series A Preferred Stock
Final amount sold: $4,862,604
Number of Securities Sold: 838,380
Use of proceeds: Research and Development
Date: November 28th, 2021
Offering exemption relied upon: REG A

• **Name:** Series A – 3rd Round
Type of security sold: Series A Preferred Stock
Final amount sold: $4,985,848.20
Number of Securities Sold: 859,629
Use of proceeds: Research and Development
Date: October 31, 2022
Offering exemption relied upon: REG A

- **Name:** Series B
Type of security sold: Common Stock
Final amount sold: $2,865,207
Number of Securities Sold: 394,648
Use of proceeds: Research and Development
Date: September, 7th, 2023
Offering exemption relied upon: REG A

- **Name:** Series C
Type of security sold: Common Stock
Final amount sold: $1,231,667
Number of Securities Sold: 740,808
Use of proceeds: Research and Development, sales and marketing, operations, and administration.
Date: March 14, 2024
Offering exemption relied upon: REG CF

Total aggregate proceeds do not include investor fees paid related to the offering.

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Preferred Stock, Class F Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to of 2,251,713 shares of Common Stock.

All references to our Common Stock, share data, per share data, options, warrants and related information in this Form C have been adjusted, where applicable, to reflect a 2-for-1 forward split.

Common Stock
The number of securities authorized is 30,000,000 with a total of 1,335,325 fully diluted shares outstanding.

Voting Rights
Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors
For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series A Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with thee power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it Means to be a Minority Holder

As an investor in Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Class F Stock

Our Class F Stock has been issued to founders of the Company. Under the terms of our Fourth Amended and Restated Certificate of Incorporation, we are authorized to issue up to 1,700,000 shares of our Class F Stock. As of October 2024, a total of 1,658,311 shares have been issued.

Voting Rights

Each holder of the Company's Class F Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Class F Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series A Preferred Stock and Series A-1 Preferred Stock are entitled to a liquidation preference that is senior to holders of the Class F Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Class F Stock.

Conversion Rights

The Class F Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation under the following scenarios:
Upon the written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock;
- Certain transfers of the Class F Stock to new stockholders; and
- Upon the request of an individual holder of our Class F Stock.

Rights and Preferences

Under our Amended and Restated Certificate of Incorporation, our Class F Stock includes special conversion rights. These rights provide that the Class F Stock will convert into a recently authorized class of preferred stock under two circumstances, subject to the availability of an exemption from registration of those shares under the Securities Act of 1933. The two circumstances are as follows:
- Whenever any holder of our Class F Stock undertakes a secondary sale of those shares within 12 months of an equity financing of the Company in which we issued preferred stock to investors, the secondary purchaser will receive shares of the most recently authorized class of preferred stock in lieu of shares of Class F Stock.
- Whenever the Company undertakes an equity financing in which a new class of preferred stock is authorized for issuance to investors, including the equity financing related to this Form 1-A , 25% of the shares of Class F Stock held by each holder of such stock will convert into a shadow series of shares of the subsequent

series of preferred stock. The shadow series of subsequent preferred stock shall mean capital stock with identical rights, privileges, preferences and restrictions as the subsequent preferred stock, except:

- o The liquidation preference per share of the shadow series shall equal the original purchase price per share of the Common Stock from which the Class F Stock was converted.
- o The shadow series shall be excluded from voting with the subsequent preferred stock on any matters of the Company which either the subsequent preferred stock, specifically, or preferred stock of the Company, generally, have veto rights over.
- o The shadow series shall be excluded from any future rights or most favored nations privileges.

As noted above under "Risk Factors", these conversion rights could create situations in which the interests of holders of Class F Stock are in conflict with the interests of investors in this offering as holders of Class F Stock would benefit from advantageous terms provided to future classes of preferred stock that encourage secondary purchasers of such stock, or rights holders of Class F Stock would benefit from directly following the conversion of their stock.

As long as 750,000 of the initially issued shares of Class F Stock remain issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock:

- amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock;
- increase or decrease the authorized number of shares of Class F Stock;
- liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Class F Stock.

Series A Preferred Stock

General
The Company has the authority to issue 2,830,278 shares of Series A Preferred Stock, with a total of 2,693,124 shares outstanding.

Dividend Rights
The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights
Each holder of the Series A Preferred Stock is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Series A Preferred

Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Class F Stock, Common Stock, and Series A-1 Preferred Stock provided that in accordance with the terms of the Company's Amended and Restated Certificate of Incorporation:

As long as 25% of the initially issued shares of Series A Preferred Stock are issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Series A Preferred Stock, whether directly or indirectly by amendment, merger, consolidation, reorganization, recapitalization or otherwise:
- Alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- Amend the Certificate of Incorporation of the Corporation;

Series A-1 Preferred Stock

General
The Company has the authority to issue 2,948,063 shares of Series A-1 Preferred Stock, with a total of 1,289,752 shares outstanding.

Dividend Rights
The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights
The holders of Series A-1 Preferred Stock shall vote together with the holders of Series A Preferred Stock and as a single class on an as-converted basis on all matters, except as required by applicable law or on any specific actions as outlined above under "Series A Preferred Stock" and in the Company's Amended and Restated Certificate of Incorporation.

Election of Directors
For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Liquidation Rights
In the event of the Company's liquidation, dissolution, or winding up, whether voluntary or involuntary, before any payment shall be made to the holders of Class F Stock or

Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred and Series A-1 Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such share of such series of Series A Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Series A Preferred been converted into Common Stock prior to such Liquidation Event. If upon any such Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred the full amount to which they are entitled, the holders of shares of Series A Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

Conversion Rights
The Series A-1 Preferred Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series A-1 Preferred by the Conversion Price for that series of Series A-1 Preferred in effect at the time of conversion.

Upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the Series A-1 Preferred and Series A Preferred at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (x) all outstanding shares of Series A Preferred will automatically convert into shares of Common Stock, at the applicable Conversion Ratio.

Other Rights
The Series A-1 Preferred Stock does not include any right to redemption of the shares and are not subject to any sinking fund provisions.

Dilution

An investor's stake in the Company may be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if such company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

Our valuation was determined by management, which was information by a number of factors including an outside valuation by Kerosene Ventures, our 409A valuation by Carta, and the market around our IP in 2024.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:
- In an IPO;
- To the Company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Operating Results – DECEMBER 31, 2023 AND 2022

By the end of 2023, the business had $20K on hand in cash, compared to $61K in 2022. The business's overall liabilities increased in this period by $1.0M. The Company ended 2023 with total expenses of $3.6M, down $4.0M in comparison to $7.6M in 2022. This was driven primarily by lower R&D spend of $1.1M in 2023, compared to $5.5M in 2022. Sales and marketing expense remained flat to 2022 at $1.3M, and general and administrative expenses were $1.3M in 2023 in comparison to $0.8M in 2022.

In 2023, the business continued to invest capital in R&D and Marketing, while incurring increased administrative expenses associated with restructuring the business. The investment in R&D continued to focus on advancing the product for full-scale production. In addition, the business launched paid pilots and started excepting pre-orders. As the Company moves into production, our R&D costs will remain consistent in order to support the product, but most spend will be focused on the go-to-market plan, scaling up production and building out a support and account management team to support paid for units. As units are deployed, the Company's net burn will be offset by the recurring revenue hitting the financials.

Operating Results – 2024 Year to date

In 2024, the Company continues to focus heavily on R&D and administrative activities, with a focus on advancing the product for full-scale production.

As of October of 2024, the business has roughly 3-months worth of liquidity, although measures could be put into place to reduce spend and extend runway. Without raising additional capital, the business would need to significantly reduce costs and likely look at merger and acquisition options. The capital being raised through this round will support the companies go-to-market launch and efforts to generate revenue.

The Company as of today only holds a small amount of venture debt ($370K) owed to existing investors. In May of 2024, the Company issued a convertible promissory note of $300K in connection with Series C Regulation Crowdfunding (Reg CF) fundraise. This note bears an annual interest rate of 12% and allows for the conversion into equity upon the occurrence of the next qualifying financing round at the terms set forth in the note agreement. Outside of a future equity obligation of $73K related to a Simple Agreement for Future Equity ("SAFE"), the business has no other debt or long-term liabilities.

The Company holds various related party transactions between Vebu, Inc (Vebu) and Fahey Group. While the Company no longer contracts with Vebu, Inc for engineering services, the Company did use outsourced engineering talent from Vebu in 2024. It should be noted that Vebu is a shareholder of Graze, Inc. In July of 2024, the Company entered into a settlement agreement with Vebu Inc. and related parties to resolve ongoing commercial and financial matters. As part of the settlement, the Company issued $180,000 in equity warrants to Vebu, Inc alongside warrants for 54,886.8 shares of common stock. The resolution will resolve the Company's accounts payable to related parties balance of $1M and in exchange the Company has agreed to pay $200,000 plus accrued interest each to Buck Jordan and Vebu, Inc. upon the Company receiving additional equity financing of $500,000.

Fahey Group has provided medical benefits, shared vehicles and charges management fees to Graze, Inc. Fahey Group is partially owned by Logan Fahey, Graze's CEO and is a shareholder.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Fee) in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $5,099.19 Raise	Percentage of Proceeds for a $5,099.19 Raise	Allocation After Offering Expense for a $3,743,698.03 Raise	Percentage of Proceeds for a $3,743,698.03 Raise
DealMaker Platform Fees	$5,099.19	100%	$401,698.80	10.73%
Research and Development	$0	0%	$1,310,294.31	35.00%
Sales and Marketing	$0	20%	$748,739.61	20.00%
Operations	$0	0%	$964,750.98	25.77%
Administration	$0	0%	$318,214.33	8.50%

Total	$5,099.19	100%	$3,743,698.03	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary and affiliates a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, Intermediary and affiliates will receive a $25,000 one-time activation fee, and monthly fees of $12,000.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date, or Revised Target Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.grazemowing.com. Updates regarding annual reports will be available at https://www.grazemowing.com/investor-center and will be available within 120-days of its fiscal year end, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Logan Fahey
Logan Fahey
Chief Executive Officer and Sole Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Phil Duffy
Phil Duffy
Chief Operating & Product Officer

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.